UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 29, 2022, Procaps Group, S.A. (the “Company”) issued a press release regarding the Company’s upcoming appearance at the J.P. Morgan Healthcare Conference (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A., dated December 29, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: December 29, 2022

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